Exhibit 99.1

Scotiabank Has Decided to Pursue Alternatives for Monetization of Some or All of its Investment in CI Financial Corp.

TORONTO, May 14, 2014 – Scotiabank (TSX: BNS, NYSE: BNS) has decided to pursue alternatives for monetization of some or all of its investment in CI Financial Corp. (“CI”). The Bank has advised CI of this decision. Scotiabank has concluded that the capital associated with its investment in CI will be redeployed to other strategic priorities of the Bank.

Scotiabank first acquired its position in CI in 2008 and currently holds 37 per cent of CI shares with a current market value of approximately $3.8 billion.

Scotiabank has been pleased with its investment in CI. In addition to the financial merits of the investment, it provided Scotiabank with strategic optionality that it has decided not to exercise after careful consideration. There continues to be an important product relationship between Scotiabank and CI, with CI sub-advising on $2.3 billion of mutual fund product with access to Scotiabank’s various distribution channels.

Scotiabank intends to explore all options with respect to the monetization of some or all of its investment in CI over time. This may include partial or full monetization of its investment in CI in one, or a series of transactions. There can be no assurance that any transaction will be completed. Scotiabank has retained its capital markets subsidiary, Scotia Capital Inc. and Goldman Sachs & Co. to explore the options and timing available on the monetization of Scotiabank’s investment.

Not for distribution to U.S. news wire services or dissemination in the United States.

ABOUT SCOTIABANK

Scotiabank is a leading financial services provider in over 55 countries and Canada’s most international bank. Through our team of more than 83,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $783 billion (as at January 31, 2014), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). Scotiabank distributes the Bank’s media releases using Marketwired. For more information please visit www.scotiabank.com.

FOR MORE INFORMATION

Investors: Peter Slan, Scotiabank, 416-933-1273, peter.slan@scotiabank.com

Media: Sean Hamilton, Scotiabank, 416-866-2054, sean.hamilton@scotiabank.com